COMMENTS RECEIVED ON 01/26/2026

FROM KIM McMANUS

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity International Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 611

1)

“Fund Summary” (prospectus)

“Performance”

“Effective September 26, 2025, the fund began comparing its performance to the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD) rather than the Bloomberg Global Aggregate ex-USD Float Adjusted RIC Diversified Index (Hedged USD) because Fidelity Management & Research Company LLC (FMR) (the Adviser) believes the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD) mitigates country-specific risk and volatility and also reduces currency hedging costs.”

C:

The Staff requests we revise to explain if the change in benchmark index was tied to a change in the index used for purposes of the fund’s principal investment strategy.

R:

The fund is an index fund that previously was managed to the Bloomberg Global Aggregate ex-USD Float Adjusted RIC Diversified Index (Hedged USD) and now is managed to the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD). We believe the language in the Performance section of the fund’s prospectus sufficiently explains the index change for performance purposes.

2)

“Additional Index Information” (prospectus)

“Fidelity International Bond Linked IndexSM represents the performance of the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD), which is a customized subset of the Bloomberg Global Aggregate Index, a measure of global investment grade debt. This multi-currency benchmark includes fixed-rate treasury, government-related, corporate and securitized bonds from developed markets issuers while excluding USD denominated debt. The index applies a custom capping methodology and float adjustments. The index is hedged in USD. Index returns shown for periods prior to September 26, 2025 are returns of the Bloomberg Global Aggregate ex-USD Float Adjusted RIC Diversified Index (Hedged USD).”

C:

The Staff requests we revise to elaborate on the nature of the capping methodology and float adjustments if the Fidelity International Bond Linked Index is a new index used for comparison of performance.

R:

Fidelity International Bond Linked Index is a linked index for historical performance comparison purposes only. The index will link the returns of the old benchmark (the Bloomberg Global Aggregate ex-USD Float Adjusted RIC Diversified Index (Hedged USD)) with those of the new benchmark (the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD)) for periods before and after the effective date of the index change for the fund. In addition, we are not aware of a requirement to disclose capping methodology and floating adjustments for a third-party index.

FOLLOW-UP COMMENT RECEIVED ON 02/09/2026

FROM KIM McMANUS

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity International Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 611

1)

“Additional Index Information” (prospectus)

“Fidelity International Bond Linked IndexSM represents the performance of the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD), which is a customized subset of the Bloomberg Global Aggregate Index, a measure of global investment grade debt. This multi-currency benchmark includes fixed-rate treasury, government-related, corporate and securitized bonds from developed markets issuers while excluding USD denominated debt. The index applies a custom capping methodology and float adjustments. The index is hedged in USD. Index returns shown for periods prior to September 26, 2025 are returns of the Bloomberg Global Aggregate ex-USD Float Adjusted RIC Diversified Index (Hedged USD).”

C:

The Staff requests we revise the description of the linked index to provide the context included in our response to comment #2 above per Instruction 2(c) to Item 4 of Form N-1A.

R:

As noted within the Performance section of the prospectus, “Prior to September 26, 2025, the fund compared its performance to a different benchmark.” The Fidelity International Bond Linked Index is used to show historical performance of the prior index linked with the returns of the current index. Accordingly, we will modify the index description in the Additional Index Information section of the prospectus as follows.

“Fidelity International Bond Linked IndexSM represents the performance of the fund’s current index, the Bloomberg Global Aggregate ex USD ex EM Float Adjusted RIC Diversified Index (Hedged USD), which is a customized subset of the Bloomberg Global Aggregate Index, a measure of global investment grade debt. This multi-currency benchmark includes fixed-rate treasury, government-related, corporate and securitized bonds from developed markets issuers while excluding USD denominated debt. The index applies a custom capping methodology and float adjustments. The index is hedged in USD. Index returns shown for periods prior to September 26, 2025 are returns of the fund’s prior index, the Bloomberg Global Aggregate ex-USD Float Adjusted RIC Diversified Index (Hedged USD).”